Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Number 333-148216

Explanatory Note: This term sheet corrects the CUSIP/ISIN numbers contained in the term sheet pertaining to this issue previously distributed and filed. It is otherwise identical to the prior term sheet.

The Kroger Co.

Pricing Term Sheet

Dated September 24, 2009

3.90% Notes due 2015

Issuer:	The Kroger Co.
Principal Amount:	$ 500,000,000
Security Type:	Senior Note
Maturity:	October 1, 2015
Coupon:	3.90%
Price to Public:	99.889%
Yield to Maturity:	3.921%
Spread to Benchmark Treasury:	+158 bps
Benchmark Treasury:	2.375% due August , 2014
Benchmark Treasury Spot and Yield:	100-5 and 2.341%
Interest Payment Dates:	April 1st and October 1st, commencing on April 1st, 2010
Make-Whole Call:	Treasury Rate plus 25 basis points
Trade Date:	September 24, 2009
Settlement Date:	October 1, 2009 (T+5)
Denominations:	$2,000 x $1,000
Ratings:	Baa2 (stable outlook, Moody’s) / BBB- (credit watch positive, S&P) / BBB (stable outlook, Fitch)
CUSIP/ISIN	501044 CM1 / US501044CM15
Joint Bookrunners:	Banc of America Securities LLC J.P. Morgan Securities Inc.
Co-Managers:	Citigroup Global Markets Inc. Fortis Securities LLC Mitsubishi UFJ Securities (USA), Inc. The Williams Capital Group, L.P. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling

Banc of America Securities LLC toll free at 1-800-294-1322 or J.P. Morgan Securities Inc. collect at 212-834-4533.

We expect that delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fifth business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the following business day should consult their own advisor.

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